                                                            -------------------------------
                                                                     OMB APPROVAL
                                                                     ------------
                                                             OMB Number:        3235-0145
                                  UNITED STATES              Expires:   December 31, 2005
                       SECURITIES AND EXCHANGE COMMISSION    Estimated average burden
                             Washington, D.C. 20549          Hours per response........11
                                                            -------------------------------


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendments No. __)*


                     Security National Financial Corporation
________________________________________________________________________________
                                (Name of Issuer)


                              Class A Common Stock
________________________________________________________________________________
                           (Title of Class Securities)


                                    814785309
 _______________________________________________________________________________
                                 (CUSIP Number)


                        Lynne Silverstein (310) 752-1442
                Ault Glazer & Company Investment Management LLC,
             100 Wilshire Blvd, 15th Floor, Santa Monica, CA 90401
________________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications


                                December 30, 2002
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


SEC 1746 (2-98)                Page 1 of 10 pages

CUSIP No.  814785309

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Ault Glazer & Company Investment Management LLC

________________________________________________________________________________

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  [_]................................................................
        (b)  [_]................................................................
________________________________________________________________________________

    3.  SEC Use Only............................................................
________________________________________________________________________________

    4.  Source of Funds (See Instructions) OO...................................
________________________________________________________________________________

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to
        Items 2(d) or 2(e)......................................................
________________________________________________________________________________

    6.  Citizenship or Place of Organization   Delaware.........................
________________________________________________________________________________

                 7.  Sole Voting Power   245,655................................
                 _______________________________________________________________
Number of
Shares Bene-     8.  Shared Voting Power    0...................................
ficially Owned   _______________________________________________________________
by Each
Reporting        9.  Sole Dispositive Power   245,655 ..........................
Person With:     _______________________________________________________________

                 10. Shared Dispositive Power    ...............................
________________________________________________________________________________

    11. Aggregate Amount Beneficially Owned by Each Reporting Person   245,655..

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)     .................................................

    13. Percent of Class Represented by Amount in Row (11)   6.0%...............
________________________________________________________________________________

    14. Type of Reporting Person (See Instructions)
________________________________________________________________________________

   IA...........................................................................

         .......................................................................

         .......................................................................

         .......................................................................

         .......................................................................

         .......................................................................

         .......................................................................



                               Page 2 of 10 pages

CUSIP No.  814785309

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Milton C. Ault, III

________________________________________________________________________________

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  [_]................................................................
        (b)  [_]................................................................
________________________________________________________________________________

    3.  SEC Use Only............................................................
________________________________________________________________________________

    4.  Source of Funds (See Instructions) OO...................................
________________________________________________________________________________

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to
        Items 2(d) or 2(e)......................................................
________________________________________________________________________________

    6.  Citizenship or Place of Organization   USA..............................
________________________________________________________________________________

                 7.  Sole Voting Power   245,655................................
                 _______________________________________________________________
Number of
Shares Bene-     8.  Shared Voting Power    0...................................
ficially Owned   _______________________________________________________________
by Each
Reporting        9.  Sole Dispositive Power   294,155 ..........................
Person With:     _______________________________________________________________

                 10. Shared Dispositive Power    0..............................
________________________________________________________________________________

    11. Aggregate Amount Beneficially Owned by Each Reporting Person   294,155..

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)     .................................................

    13. Percent of Class Represented by Amount in Row (11)   7.2%...............
________________________________________________________________________________

    14. Type of Reporting Person (See Instructions)
________________________________________________________________________________

   IN/HC........................................................................

         .......................................................................

         .......................................................................

         .......................................................................

         .......................................................................

         .......................................................................

         .......................................................................



                               Page 3 of 10 pages

Item 1     Security and Issuer

           This statement relates to the Class A Common Stock, $2.00 par value ("Common Stock"), issued by Security National Financial Corporation, a Utah Corporation ("SNF"). The address of the principal executive offices of SNF is 5300 South 360 West, Salt Lake City, Utah, 84123.


Item 2     Identity and Background

           Name: Ault Glazer & Company Investment Management LLC ("Adviser") Place of Organization: Delaware
           Principal Business: Investment Adviser
           Address: 100 Wilshire Blvd, 15th Floor, Santa Monica, CA 90401 Criminal Proceedings: None
           Applicable Civil, Judicial or Administrative Proceedings: None

           Name: Milton C. Ault, III ("Ault")
           Address: 100 Wilshire Blvd, 15th Floor, Santa Monica, CA 90401 Criminal Proceedings: None
           Applicable Civil, Judicial or Administrative Proceedings: None
           Citizenship: United States

           Ault is the controlling and managing member of Adviser. Adviser's beneficial ownership of the Common Stock is direct as a result of Adviser's discretionary authority to buy, sell and vote shares of such Common Stock for its investment advisory clients. Ault's beneficial ownership of the Common Stock is both indirect and direct. Ault's beneficial ownership is indirect as a result of Ault's control of Adviser. Ault is a registered representative of a registered broker-dealer, and in this capacity, Ault has direct beneficial ownership of certain shares as a result of his discretionary authority to buy and sell shares of Common Stock for certain brokerage clients.

Item 3     Source and amount of Funds or other Consideration

           The aggregate amount of funds used by Adviser to purchase 245,655 shares of Common Stock was approximately $1,367,822. Such amount was derived from advisory client accounts.

           The aggregate amount of funds used by Ault to purchase 48,500 shares of Common Stock was approximately $221,173. Such amount was derived from brokerage customer accounts.

Item 4     Purpose of Transaction

           The shares were originally purchased by the Reporting Persons for investment purposes.

           The Reporting Persons have concerns regarding the ability of SFN to maximize shareholder value. The Adviser has made recommendation to SFN on behalf of the Reporting Persons that management of SFN work with the Adviser to unlock the true shareholder value of SFN and that the Adviser be allowed to appoint two members of the board of directors.

           The Adviser currently is contemplating additional recommendations to SFN that may result in some of the following changes: the acquisition by any person of additional securities of the issuers, or the disposition of securities of the issuer; an extraordinary corporate transaction; a sale or transfer of a material amount of assets of the issuer; and a material change in the present capitalization or dividend policy of the issuer.

           Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of SFN from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of SFN from time to time in the open market, in privately negotiated transactions or otherwise.

           Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to SFN and the Common Stock, it should be noted that the possible activities of the Reporting Persons as subject to change at any time.

           Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of
           Schedule 13D.

Item 5     Interest in Securities of the Issuer

           (a) As of December 31, 2002, the Reporting Persons directly or indirectly beneficially owned 294,155 shares, or 7.2%, of Common Stock of SFN (the percentage of the shares of Common Stock owned is based on 4,091,395 shares of Common Stock outstanding reported by SFN on September 30, 2002).

               (1) Adviser owned 245,655 shares (6.0%)

               (2) Ault owned 294,155 shares (7.2%)

           (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

           (c) A list of transactions in the past 60 days.

---------------- ------------- ---------------- -------------- -----------------
     Party           Date       Amount Bought     Price per      Where & How
                                   (Sold)           Share          Effected
---------------- ------------- ---------------- -------------- -----------------
Adviser            12/12/02          30             4.03         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/16/02          35             3.87         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/19/02         1,000           4.67         Open market
---------------- ------------- ---------------- -------------- -----------------

---------------- ------------- ---------------- -------------- -----------------
     Party           Date       Amount Bought     Price per      Where & How
                                   (Sold)           Share          Effected
---------------- ------------- ---------------- -------------- -----------------
                   11/26/02          600            3.93         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/29/02          134            4.42         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/29/02          125            4.31         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/29/02          634            4.58         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/03/02          37             4.13         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/12/02          60             4.03         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/16/02          70             3.87         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/17/02          150            3.96         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/18/02          210            4.28         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/19/02          890            4.67         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/19/02          800            5.30         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/20/02          690            5.29         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/23/02          520            4.82         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/24/02          750            5.14         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/26/02          100            5.18         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/27/02        10,510           6.47         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/27/02        11,321           5.57         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/30/02         1,500           6.32         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/30/02          200            6.46         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/30/02          570            6.47         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/31/02          341            6.57         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/31/02         1,000           6.76         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/31/02         1,780           6.76         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/31/02          500            6.46         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/31/02         3,500           6.96         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/05/02          900            2.89         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/06/02          500            3.17         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/07/02         1,000           3.17         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/21/02         8,100           3.66         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/21/02         5,500           3.65         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/22/02         1,000           3.96         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/25/02          500            3.95         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/29/02         2,500           4.05         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/29/02         1,118           4.42         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/29/02         1,048           4.31         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/29/02         5,310           4.58         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/02/02         1,600           4.49         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/03/02          345            4.13         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/04/02          500            4.14         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/05/02          500            4.22         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/06/02         1,000           4.14         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/09/02         1,500           4.18         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/11/02         1,500           4.04         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/12/02          360            4.03         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/13/02          600            4.01         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/16/02          420            3.87         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/17/02         2,100           3.97         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/17/02         1,050           3.96         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/18/02         1,470           4.28         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/19/02         5,340           4.67         Open market
---------------- ------------- ---------------- -------------- -----------------

---------------- ------------- ---------------- -------------- -----------------
     Party           Date       Amount Bought     Price per      Where & How
                                   (Sold)           Share          Effected
---------------- ------------- ---------------- -------------- -----------------
                   12/19/02         4,800           5.30         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/20/02         4,140           5.29         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/23/02         3,120           4.82         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/24/02         4,500           5.14         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/26/02          600            5.19         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/27/02         5,400           6.47         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/27/02         5,586           5.57         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/27/02         9,200           6.08         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/30/02         9,000           6.32         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/30/02         1,200           6.46         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/30/02         3,420           6.47         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/31/02         2,046           6.57         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/31/02         6,000           6.77         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/31/02        10,680           6.76         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/31/02         3,000           6.46         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/31/02        21,000           6.96         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/26/02          600            3.93         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/29/02         2,500           4.05         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/29/02          348            4.42         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/29/02          327            4.31         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/29/02         1,656           4.58         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/03/02          118            4.14         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/12/02          120            4.03         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/12/02        (4,000)          4.00         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/16/02          140            3.87         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/17/02          300            3.96         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/18/02          420            4.28         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/19/02         2,670           4.67         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/19/02         1,600           5.30         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/20/02         2,070           5.29         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/23/02         1,560           4.82         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/24/02         2,250           5.14         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/26/02          300            5.19         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/27/02         2,500           6.47         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/27/02         2,593           5.57         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/30/02          600            6.46         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/30/02         1,710           6.47         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/30/02         4,500           6.33         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/31/02         1,023           6.57         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/31/02         3,000           6.77         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/31/02         5,340           6.76         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/31/02         1,500           6.46         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/31/02        10,500           6.96         Open market
---------------- ------------- ---------------- -------------- -----------------

---------------- ------------- ---------------- -------------- -----------------
Ault               12/16/02          35             3.87         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/17/02         (35)            3.96         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/19/02          800            5.31         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/21/02         1,000           3.90         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/19/02          500            4.71         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/19/02         1,000           4.67         Open market
---------------- ------------- ---------------- -------------- -----------------

---------------- ------------- ---------------- -------------- -----------------
     Party           Date       Amount Bought     Price per      Where & How
                                   (Sold)           Share          Effected
---------------- ------------- ---------------- -------------- -----------------
                   11/21/02         1,000           3.90         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/21/02          750            3.91         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/19/02         1,000           4.67         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/21/02         6,800           3.90         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/21/02         (600)           4.20         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/22/02         8,000           4.02         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/02/02         5,000           4.14         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/10/02          500            4.13         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/12/02         4,000           4.00         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/27/02         4,900           6.47         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/27/02         5,100           5.57         Open market
---------------- ------------- ---------------- -------------- -----------------
                   12/30/02         2,000           6.47         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/21/02          750            3.91         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/21/02          750            3.91         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/21/02         1,000           3.89         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/21/02          750            3.91         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/21/02          750            3.91         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/21/02         1,000           3.89         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/21/02          750            3.91         Open market
---------------- ------------- ---------------- -------------- -----------------
                   11/21/02         1,000           3.90         Open market
---------------- ------------- ---------------- -------------- -----------------


           (d) Not Applicable

           (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           Ault controls and manages the Adviser who makes voting and dispositive decisions for its investment advisory clients.

Item 7     Material to Be Filed as Exhibits

           Exhibit A: Joint Filing Agreement Pursuant to Rule 13d-1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 8, 2003
                                 Ault Glazer & Company Investment
                                 Management LLC

                                   /s/ Milton C. Ault
                                 -----------------------------------------------
                                 Milton C. Ault, III, Managing Member


                                 Milton C. Ault, III

                                   /s/ Milton C. Ault
                                 -----------------------------------------------

                                    EXHIBIT A
                                    ---------

                  Joint Filing Agreement Pursuant to Rule 13d-1
                  ---------------------------------------------


This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or
Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:  January 8, 2003

                                    Ault Glazer & Company Investment
                                    Management LLC

                                      /s/ Milton C. Ault
                                    --------------------------------------------
                                    Milton C. Ault, III, Managing Member


                                    Milton C. Ault, III

                                      /s/ Milton C. Ault
                                    --------------------------------------------